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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                   June 27, 2008

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

                         Re: Van Kampen Equity Trust II-
                         Post-Effective Amendment No. 23 to the
                         Registration Statement on Form N-1A
                         (the "Registration Statement")
                         (File Nos. 333-75493 and 811-9279)
                         ----------------------------------

Dear Mr. Greene:

                  Thank you for your telephonic comments regarding Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A for Van Kampen Equity Trust II, on behalf of its series, Van Kampen Core Growth Fund (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on April 15, 2008 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 24 to the Fund's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about June 27, 2008.

COMMENTS TO THE PROSPECTUS:
---------------------------

COMMENT 1         TO COMPLY WITH THE PLAIN ENGLISH REQUIREMENT, PLEASE ENSURE
                  THAT THERE IS NO DISCLOSURE IN ALL CAPITAL LETTERS.

Response 1        The Fund has ensured that there is no disclosure in all
                  capital letters.

COMMENT 2         IN THE SECOND PARAGRAPH ON THE OUTSIDE FRONT COVER OF THE
                  PROSPECTUS, THE REFERENCE TO "ANY STATE REGULATOR" IN THE RULE
                  481 STATEMENT MAY BE DELETED IF THE FUND SO DESIRES.

Response 2        The Fund acknowledges the comment and opts to include the
                  reference.

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COMMENT 3         IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "RISK/RETURN
                  SUMMARY -- PRINCIPAL INVESTMENT STRATEGIES," PLEASE DISCLOSE THE PERCENTAGE LIMITATION ON THE FUND'S INVESTMENTS IN DERIVATIVES.

Response 3        The Fund submits that it currently has a policy to invest
                  primarily in equity securities of large capitalization companies, and therefore, the combination of all categories of investments that do not comprise "equity securities of large capitalization companies" is therefore limited. Although the Fund does not have a specific rule as to what constitutes
                  "primarily," the Fund believes that the industry and investors generally understand that term to mean approximately 65% of a fund's assets, therefore investments in categories other than equity securities of large capitalization companies would be limited to approximately 35% of the Fund's assets. The Fund respectfully believes that this is evident to shareholders in the current disclosure and does not believe that additional disclosure is necessary.

COMMENT 4         PLEASE REVISE THE SECTION ENTITLED "FEES AND EXPENSES OF THE
                  FUND" SO THAT THE FOOTNOTES APPEAR AFTER THE "EXAMPLE."

Response 4        The Fund respectfully submits that the disclosure under "Fees and Expenses of the Fund," as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Fund believes that moving the footnotes to the Fee and Expense table to after the Example and accompanying text would hinder shareholders' ability to comprehend the information presented in the Fee and Expense table.

COMMENT 5         IN FOOTNOTE NUMBER 7 TO THE "FEES AND EXPENSES OF THE FUND"
                  TABLE, IF APPLICABLE, DISCLOSE THAT THE INVESTMENT ADVISER HAS
                  THE ABILITY TO RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED.

Response 5        The suggested disclosure is not applicable to the Fund, thus the Fund has not added any additional disclosure to the referenced footnote.

COMMENT 6         IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "INVESTMENT
                  OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS --
                  PRINCIPAL INVESTMENT STRATEGIES AND RISKS," PLEASE DEFINE WHAT
                  THE FUND CONSIDERS "LARGE CAPITALIZATION COMPANIES."

Response 6        The Fund has added the disclosure as requested.

COMMENT 7         IN THE "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES
                  AND RISKS - PRINCIPAL INVESTMENT STRATEGIES AND RISKS --
                  CONVERTIBLE SECURITIES" SECTION, PLEASE CLARIFY THE FIRST
                  SENTENCE OF THE PARAGRAPH SO AS TO NOT CONFUSE INVESTORS INTO
                  THINKING THAT THE REST OF THE FIRST PARAGRAPH APPLIES TO EACH
                  OF THE INSTRUMENTS SO DESCRIBED.

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Response 7        The Fund has broken the first paragraph into two separate
                  paragraphs to avoid confusing investors.

COMMENT 8         IF THE FUND INTENDS TO INVEST IN ANY SECURITIES THAT MAY
                  GIVE THE FUND EXPOSURE TO SUBPRIME MORTGAGES, PLEASE ADD
                  RELEVANT RISK DISCLOSURE.

Response 8        The Fund does not currently intend to invest in such
                  securities and thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 9         IN THE "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES
                  AND RISKS - PRINCIPAL INVESTMENT STRATEGIES AND RISKS -- RISKS
                  OF INVESTING IN SECURITIES OF FOREIGN ISSUERS" THE FUND
                  DISCLOSES THAT IT MAY "INVEST IN ISSUERS IN DEVELOPING OR
                  EMERGING MARKET COUNTRIES, WHICH ARE SUBJECT TO GREATER RISKS
                  THAN INVESTMENTS IN SECURITIES OF ISSUERS IN DEVELOPED
                  COUNTRIES." TO THE EXTENT THAT INVESTMENT IN SECURITIES OF
                  ISSUER IN DEVELOPING OR EMERGING MARKET COUNTRIES IS A
                  PRINCIPAL INVESTMENT STRATEGY OF THE FUND, PROVIDE ADDITIONAL
                  DISCLOSURE THERETO IN THE FUND'S PROSPECTUS UNDER "RISK/RETURN
                  SUMMARY--PRINCIPAL INVESTMENT STRATEGIES."

Response 9        The Fund respectfully submits that such disclosure is
                  currently in the section referenced. Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 10        IN THE THIRD SENTENCE OF THE SECTION ENTITLED "INVESTMENT
                  OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS -- OTHER
                  INVESTMENTS AND RISK FACTORS -- TEMPORARY DEFENSIVE STRATEGY,"
                  PLEASE REVISE THE DISCLOSURE TO STATE THAT SUCH DEFENSIVE
                  POSITIONS ARE INCONSISTENT WITH THE FUND'S PRINCIPAL
                  INVESTMENT STRATEGIES, AS REQUIRED BY INSTRUCTION 6 OF ITEM
                  4(b) OF FORM N-1A.

Response 10       The Fund has added the requested disclosure.

COMMENT 11        IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES -
                  PORTFOLIO MANAGEMENT," PLEASE DELETE "WITHOUT NOTICE" FROM THE
                  FOLLOWING SENTENCE: "THE COMPOSITION OF THE TEAM MAY CHANGE
                  WITHOUT NOTICE FROM TIME TO TIME."

Response 11       The Fund respectfully submits that the disclosure is
                  consistent with the requirements of Form N-1A and opts to retain the disclosure. Item 5(a)(2) of Form N-1A requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ('Portfolio
                  Manager')" and Item 15(a) of Form N-1A requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons
                  "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item
                  5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding the Fund's disclosure that team

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                  members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item 5(a)(2) and
                  Item 15(a) for such team member.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION
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COMMENT 12        TO THE EXTENT THAT SUCH TRANSACTIONS ARE A PRINCIPAL
                  INVESTMENT STRATEGY OF THE FUND, PLEASE ADD THE SUBSTANCE OF THE INFORMATION LOCATED IN THE SECTION OF THE STATEMENT OF ADDITIONAL INFORMATION ENTITLED "STRATEGIC TRANSACTIONS -- COMBINED TRANSACTIONS" TO THE PROSPECTUS.

Response 12       As entering into combined derivative transactions is not a principal investment strategy of the Fund, the Fund respectfully submits that no additional disclosure related to such transactions is necessary in the prospectus.

COMMENT 13        WITH RESPECT TO ITEM 2 IN THE SECTION ENTITLED "INVESTMENT
                  RESTRICTIONS," PLEASE DISCLOSE AT AN APPROPRIATE LOCATION
                  WITHIN THE REGISTRATION STATEMENT THE FUND'S CURRENT INTENTION
                  ON BORROWING.

Response 13       The Fund respectfully submits that the following disclosure is currently in Item 1 of the section entitled "INVESTMENT
                  RESTRICTIONS -- NON-FUNDAMENTAL POLICIES":

                           1. The Fund shall not borrow money except for temporary purposes and then in an amount not in excess of 5% of the value of the total assets of the Fund at the time the borrowing is made.

                  Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 14        IN ITEM 4 IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS,"
                  PLEASE SUPPLEMENTALLY STATE WHETHER THE PROVISIONS SPECIFIED
                  IN "(a)" RELATE TO REPURCHASE AGREEMENTS.

Response 14       The provision specified in "(a)" of Investment Restriction 4 could relate to repurchase agreements, however the Fund notes that investing in repurchase agreements is not currently a principal investment strategy of the Fund.

COMMENT 15        PLEASE SUPPLEMENTALLY STATE WHETHER THE FUND HAS A POLICY
                  REGARDING THE PLEDGING OF FUND ASSETS.

Response 15       The Fund uses its assets as collateral when required to do so under the terms of any contracts into which it enters, such as for repurchase agreements, as disclosed in the section entitled "Investment Objective, Investment Strategies and
                  Risks -- Repurchase Agreements." Since the use of Fund assets as collateral or "pledging Fund assets" is generally applicable when the Fund borrows money, and since the

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                  Fund has an operating policy not to borrow money except for temporary purposes and then in an amount not to exceed 5% of the value of the Fund's total assets, as described above in our Response 13, the Fund does not expect to pledge its assets except as described herein.


                  *                 *                 *

         In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.


                                        Sincerely,


                                        /s/ Charles B. Taylor